[redacted]

09059454

ITEDSTATES
EXCHANGECOMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-66824

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rubicon Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Libertyship Way, Suite 3200
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Steven Rubin 415-962-3537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rubicon Global Investments, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

State of: Nevada
County of: Washoe

KAREN L. ELLIOTT
Notary Public, State of Nevada
Appointment No. 08-6032-2
My Appt. Expires Mar 13, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBICON GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statement of financial condition of Rubicon Global Investments, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2007, were audited by other auditors whose report dated June 17, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rubicon Global Investments, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 25, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

RUBICON GLOBAL INVESTMENTS, LLC

Oath of Corporate Officer
December 31, 2008

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Steven Rubin
Rubicon Global Investments, LLC

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$161,362	$152,511
Accounts receivable	621	27,167
Prepaid expenses	---	1,514
Equipment, less accumulated depreciation of $289 and $72	797	1,014
Total assets	$162,780	$182,206
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$ 25,943	$ 54,674
Member's equity	136,837	127,532
Total liabilities and member's equity	$162,780	$182,206

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Customer fees	$ 24,489	$242,908
Miscellaneous	---	35,000
Total revenues	24,489	277,908
General and administrative expenses	317,921	177,017
Income (loss) from operation	(293,432)	100,891
Other income (expenses):		
Interest income	2,737	8,523
Interest expense	---	(315)
Total other income (expenses)	2,737	8,208
Net income (loss)	$(290,695)	$109,099

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2008 and 2007

	Member's Equity
Balance at January 1, 2007	$ 103,433
Withdrawals	(85,000)
Net income	109,099
Balance at December 31, 2007	127,532
Contributions	300,000
Net loss	(290,695)
Balance at December 31, 2008	$ 136,837

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$(290,695)	$109,099
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	217	72
Changes in assets and liabilities:		
Accounts receivable	26,546	(24,761)
Prepaid expenses	1,514	(1,514)
Accounts payable and accrued expenses	(28,731)	39,707
Net cash provided by (used in) operating activities	(291,149)	122,603
Cash flows from investing activities:		
Purchase of equipment	---	(1,086)
Net cash used in investing activities	---	(1,086)
Cash flows from financing activities:		
Member's withdrawals	---	(85,000)
Member's contributions	300,000	---
Net cash provided by (used in) financing activities	300,000	(85,000)
Net increase in cash	8,851	36,517
Cash and cash equivalents:		
At the beginning of the year	152,511	115,994
At the end of the year	$ 161,362	$152,511

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

1. Summary of Significant Accounting Policies

General - Rubicon Global Investments, LLC (the "Company") is a single member limited liability company established in November 2000. On October 12, 2005, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company charges customers a fee for providing electronic trading activities as an introducing broker-dealer. The Company does not hold customer funds or safekeep customer securities.

Basis of Accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist principally of cash on deposit with a bank and money market accounts.

Equipment - Equipment is stated at cost. Equipment is depreciated over a useful life of five years using the straight-line method. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

For the years ended December 31, 2008 and 2007, depreciation expense was $217 and $72.

Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2008 or 2007.

Fair Value - The Company adopted the provisions of SFAS No. 157, "Fair Value Measurement" on January 1, 2008. The Company recorded no change to its opening balance of member's equity as of January 1, 2008 as it did not have any financial instruments requiring retrospective application per the provisions of SFAS No. 157.

Fair Value Hierarchy - SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.

Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$161,362	$---	$---	$161,362

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition – The Company's expenses are charged to expense as incurred.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes and accordingly the tax effects of the Company's income or loss are passed through to the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable.

The Company maintains its cash and cash equivalents in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash and cash equivalents may be in excess of the FDIC insured limits.

The Company had two customers, both are related and commonly controlled entities, which comprise 100% of total accounts receivable at December 31, 2007. These two customers also accounted for 100% of the customer fee revenue for the years ended December 31, 2008 and 2007.

Comprehensive Income (Loss) - The Company has adopted the provision of SFAS No. 130, "Reporting Comprehensive Income". For all periods presented, there were no differences between net income (loss) and comprehensive income (loss).

2. Related Party Transactions

During the year ended December 31, 2007 the Company paid $85,000 to its member.

During the year ended December 31, 2008 the Company received $300,000 from its member.

In January 2006, the Company and Headwaters Holdings, LLC ("Headwaters") entered into an expense sharing agreement. Under the agreement the Company retained Headwaters to provide support services for a three-year period. The support services include renting of office space and utilities. Headwaters will be paid a set fee of $450 a month, $350 for office space and $100 for utilities through June 2008. This agreement was amended and the set fee was increased to $900 a month, $700 for offices in California and Nevada and $200 for utilities through December 2008. Support services totaled $8,100 and $5,400 for the years ended December 31, 2008 and 2007. At December 31, 2008 and 2007, amounts owed to Headwaters under this agreement totaled none and $10,800 and these amounts are included in accounts payable. For the years ended December 31, 2008 and 2007, the Company paid Headwaters $18,900 and none.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital.

During 2007, the Company traded on its own account and introduced accounts on a fully-disclosed basis to a clearing firm. Therefore, the Company is required to maintain minimum net capital equivalent to the greater of $100,000 or 6.67% ratio of aggregated indebtedness to capital. At December 31, 2008, the Company had net capital of $135,419 which is $35,419 in excess of the required amount. At December 31, 2007, the Company had net capital of $97,838 which is $2,162 less than the required amount.

The Company is required to maintain a ratio of aggregated indebtedness to net capital of not more than 15 to 1. At December 31, 2008, the Company's ratio of aggregated indebtedness to net capital was 0.19 to 1, which is within the required regulator range. At December 31, 2007, the Company's ratio of aggregated indebtedness to net capital was 0.56 to 1, which is within the required regulator range.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member:

We have audited the accompanying financial statements of Rubicon Global Investments, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following pages 13 to 16 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 25, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

Member of the AICPA and PCAOB

RUBICON GLOBAL INVESTMENTS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital	
Total member's equity qualified for net capital	$136,837
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(621)
Equipment	(797)
Net capital before haircuts on securities position	135,419
Haircuts on securities	---
Net capital	$135,419
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 1,730
Minimum dollar net capital required	$100,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$100,000
Excess net capital	$ 35,419
Excess capital at 1000%	$132,825
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 25,943
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$ 25,943
Ratio: Aggregated indebtedness to net capital	0.19 to 1

RUBICON GLOBAL INVESTMENTS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

An exception from Rule 15c-3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

RUBICON GLOBAL INVESTMENTS, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2008.

RUBICON GLOBAL INVESTMENTS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$143,862
Differences:	
Miscellaneous client prepared adjustments	2,099
Audit adjustments to correct accounts payable and accrued expenses	(9,742)
Audit adjustment to correct provision for income taxes	(800)
Net capital as reported in the financial statements	$135,419

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Rubicon Global Investments, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 25, 2009